BSI 2000, Inc.
12600 W. Colfax Ave., B410
Lakewood, Colorado 80215

November 11, 2005

VIA EDGAR AND U.S. MAIL

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
Washington, DC 20549

Re:	BSI2000, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005
Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
Filed October 14, 2005
File No. 000-28287

Dear Mr. Krikorian:

This letter has been prepared in response to your request for BSI 2000, Inc. (“BSI 2000” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your October 19, 2005 letter to Jack Harper (the “Comment Letter”) concerning the above-referenced: (i) Form 10-KSB for the Fiscal Year Ended December 31, 2004 (the “Form 10-KSB”), and (ii) Form 10-KSB/A for the Fiscal Year Ended December 31, 2004 (the “Form 10-KSB/A”).

The Company’s responses to the SEC Comment Letter with respect to the Form 10-KSB and Form 10-KSB/A appear below.

Form 10-KSB/A-For The Year Ended December 31, 2004
Notes to Consolidated Financial Statements
Note 5 - Convertible Debt, page F-12
Prior Comment No. 1

COMMENT 1:	The Company should review the convertible debt arrangement to identify all embedded derivatives instruments as there may be more than one embedded derivative in your convertible notes. For example, we note your optional redemption provision provided with the convertible debt issued on October 7, 2004. This provision appears to represent a call option that might qualify as an embedded derivative instrument. The call option should be evaluated in accordance with DIG B-16 and paragraph 13 of SFAS 133. Tell us how you considered whether or not this call option was clearly and closely related to the debt host contract in determining whether it should be separately accounted for under the provisions of paragraph 61(d) of SFAS 133.

RESPONSE:	The Commission’s comment is clearly asking whether the call provision of Section 1.04 of the convertible debentures (the “Cornell Debentures”) issued to Cornell Capital Partners, LP (“Cornell”) qualifies as an embedded derivative instrument under DIG B-16 and paragraph 13 of SFAS 133. A call option is considered not to be clearly and closely related a convertible debt instrument if both (i) the debt involves a substantial premium or discount, and (ii) the put or call option is only contingently exercisable. The Cornell Debentures do involve a significant discount (i.e., 20%), but are not contingently exercisable, as the Company has the right to redeem the Cornell Debentures in its sole discretion. Accordingly, the redemption provision of the Cornell Debentures is deemed to be clearly and closely related to the Cornell Debentures.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
November 11, 2005

COMMENT 2:	Furthermore, the identification, classification and measurement of such instruments should be undertaken by management at each reporting period, in accordance with SFAS No. 133 and EITF 00-19. For example, an instrument that could have qualified as an equity instrument in prior reporting periods now may be considered a liability because the instrument must be reassessed at each reporting period. See paragraph 10 of EITF 00-19. That is, in order to maintain equity classification the embedded derivative or any freestanding derivative must satisfy the conditions outlined in paragraphs 12 to 32 of EITF 00-19 at each reporting period. This analysis should also be performed for the December 10, 2004, January 19, 2005, and June 17, 2005 financing arrangements.

RESPONSE:	As noted in the Company’s response to Comment No. 1 above, the redemption provision of the Cornell notes are clearly and closely related to the Cornell Debentures, and accordingly, the need to measure such instruments from period-to-period is not necessary. BSI has addressed this issue as it relates to all convertible debentures for all reporting periods.

COMMENT 3.	We note that you now have accounted and bifurcated the beneficial conversion feature embedded in the convertible notes payable (i.e., “Liability for derivative instruments”). Provide your analysis that supports your accounting for this embedded derivative including the method used to determine its fair value. Additionally, tell us how you allocated or bifurcated the fair value of the embedded derivative from the proceeds of the convertible debt. That is, the fair value should be first applied to the proceeds received and any excess amount should be expensed. In this regard, provide the journal entries used to record this transaction.

RESPONSE:	Please refer to Exhibit A attached hereto, which contains a spreadsheet detailing the Company’s Black-Scholes Option Valuation Model analysis at inception and at subsequent conversion dates and reporting period dates. In all but one case, the proceeds received from each convertible debt issuance were in excess of the fair value of the debt. In the once instance where the fair value exceeded the proceeds from issuance (the June 18, 2005 issuance), the small excess (i.e., $1,069) was deemed not material, and therefore was not expensed. The accompanying spreadsheet includes the Black-Scholes Option Valuation Models used by the Company in determining the fair value of each beneficial conversion feature, as well as fair value valuations at each reporting period and conversion date, again using the Black-Scholes Option Valuation Model. The accompanying spreadsheet also includes all journal entries made in connection therewith.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
November 11, 2005

Note 7 - Stockholders' Equity
Warrants, page F-15

COMMENT 4:	We note the vested warrants that were granted during February 2004. Explain to us, in great detail, how these vested warrants were analyzed under EITF 00-19 in order for it to maintain its equity classification. That is, in light of the fact that the debt is convertible into variable-number of shares of your common stock it is possible that the company will fail to have sufficient authorized shares available. See paragraph 19 of EITF 00-19. If the conditions outlined in EITF 00-19 are not satisfied, the warrant would be accounted for as a liability. It should be noted that the lack of a cap on the number of shares that could be issued through convertible debt would also impact any other instruments that are exercisable during the period that the conversion feature is in place.

RESPONSE:	Please refer to Exhibit B attached hereto, which contains a spreadsheet detailing excess shares that would be available if Cornell were to convert the entire Cornell Debentures at market prices of $0.05, $0.04, $0.03, $0.02 and $0.01. The analysis shows that only at a conversion price of $0.01 per share will the Company not have sufficient shares to satisfy all of the Cornell conversions. The Company will continue to evaluate, at each reporting period, the need to classify the equity classification of its vested warrants to determine the need for classification of vested warrants as liabilities.

Mr. Stephen Krikorian
United States Securities and Exchange Commission
November 11, 2005

Should you have any questions concerning this Response Letter or Form 10-QSB/A2 or Q1 Form 10-QSB/A2 or Q2 Form 10-QSB/A2, please contact me at (303) 231-9095.

Very truly yours,

By:	/s/ Jack Harper
Jack Harper President and Chief Executive Officer

cc:
Clayton E. Parker, Esq. Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)
Douglas Slaybaugh, Ehrhardt Keefe Steiner & Hottman PC (via facsimile)
Rebecca Toten, United States Securities and Exchange Commission (via Fed Ex)

EXHIBIT A

BSI2000, Inc.
Supplemental Response to
Comment No. 3
	Liability
	12/31/2004	03/31/2005	06/30/2005	09/30/2005
01/19/2005	-	170,792	177,940	169,138
12/10/2004	353,633	330,571	343,418	227,477
10/07/2004	353,633	297,513	171,317	-
06/18/2005	-	-	93,706	76,423
07/15/2005				76,423
08/05/2005				621,127
Balances	707,267	798,876	786,381	1,170,587

	Equity (APIC)
	12/31/2004	03/31/2005	06/30/2005	09/30/2005

01/19/2005		(177,953)
12/10/2004	(362,709)			113,371
10/07/2004	(374,512)	56,371	119,948	171,317
06/18/2005			(93,569)
07/15/2005				(81,352)
08/05/2005				(640,831)
Effect per quarter	(737,221)	(121,581)	26,379	(437,496)

	Income Statement (quarterly)
	12/31/2004	03/31/2005	06/30/2005	09/30/2005

01/19/2005	-	(7,161)	7,148	(8,802)
12/10/2004	(9,076)	(23,063)	12,848	(2,571)
10/07/2004	(20,878)	251	(6,249)
06/18/2005	-	-	138	(17,283)
07/15/2005				(4,929)
08/05/2005				(19,704)
Effect per quarter			13,885	(53,289)
	(29,954)	(29,973)

Proof	707,267	798,876	786,381	1,170,587

	Valuation	Proceeds	Difference

10/17/2004	374,512	440,000	(65,488)
12/10/2004	362,709	450,000	(87,291)
01/19/2005	177,953	225,000	(47,047)
06/18/2005	93,569	92,500	1,069	Pass on expensing difference due to immateriality
07/15/2005	81,352	112,500	(31,148)
08/05/2005	640,831	695,378	(54,547)

	Journal Entries

	12/31/2004		03/31/2005		06/30/2005		09/30/2005
	Dr	Cr	Dr	Cr	Dr	Cr	Dr	Cr
APIC	737,221		177,953		93,569		722,183
Liability for derivative instrument		737,221		177,953		93,569		722,183
To record initial liability

Liability for derivative instrument	29,954		29,973			13,885	53,289
Other income		29,954		29,973	13,885			53,289
To record period mark to market

Liability for derivative instrument			56,371		119,948		284,688
APIC				56,371		119,948		284,688
To record conversions as equity

Debt offering costs (contra liability)					301,827
Financing costs						301,827
Record 20,000,000 Cornell warrants
as financing costs
Note: See Black-Scholes Option Valuation Model for Cornell Warrants 6/30/05

BSI2000, Inc.
Supplemental Response to Comment No. 3
BLACK-SCHOLES OPTION VALUATION MODEL
FOR USE WITH FAS 123

	As of:	As of:	As of:	As of:
INPUT VARIABLES	01/19/2005	03/31/2005	06/30/2005	09/30/2005

Stock Price	$0.0420	$0.035	$0.049	$0.049
Exercise Price	$0.0336	$0.028	$0.039	$0.039
Term	3.00	2.83	2.58	2.33
Volatility	75.60%	72.18%	81.60%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.420%	3.960%	3.880%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.04	0.04	0.05	0.05
Present Value of Exercise Price	0.03	0.03	0.04	0.04
Cumulative Volatility	130.94%	121.49%	131.16%	120.99%

CALL OPTION VALUE

Proportion of Stock Present Value	81.67%	81.13%	81.64%	80.76%
Proportion of Exercise Price PV	-34.21%	-36.98%	-34.09%	-36.66%
Call Option Value	$0.02	$0.02	$0.03	$0.03

PUT OPTION VALUE

Proportion of Stock Present Value	-18.33%	-18.87%	-18.36%	-19.24%
Proportion of Exercise Price PV	65.79%	63.02%	65.91%	63.34%
Put Option Value	$0.01	$0.01	$0.01	$0.01

Number of shares	7,440,476	8,928,571	6,377,551	6,377,551
Ascribed value per share	$0.02	$0.02	$0.03	$0.03
Total compensation cost	$177,953	$170,792	$177,940	$169,138

P&L (Mark to Market)		$(7,161)	$7,148	$(8,802)
		difference	difference	difference

BSI2000, Inc.
Supplemental Response to Comment No. 3
BLACK-SCHOLES OPTION VALUATION MODEL
FOR USE WITH FAS 123
	As of:	As of:	As of:	As of:	As of:	As of:	As of:
INPUT VARIABLES	12/10/2004	12/31/2004	03/31/2005	06/30/2005	09/06/2005	09/12/2005	09/30/2005

Stock Price	$0.045	$0.045	$0.035	$0.049	$0.041	$0.055	$0.049
Exercise Price	$0.036	$0.036	$0.028	$0.039	$0.033	$0.044	$0.039
Term	3.00	2.83	2.58	2.33	2.16	2.16	2.08
Volatility	78.40%	77.56%	72.18%	81.60%	79.26%	79.26%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.150%	3.250%	3.960%	3.880%	3.830%	3.930%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.05	0.05	0.04	0.05	0.04	0.06	0.05
Present Value of Exercise Price	0.03	0.03	0.03	0.04	0.03	0.04	0.04
Cumulative Volatility	135.80%	130.55%	116.01%	124.65%	116.60%	116.60%	114.31%

CALL OPTION VALUE

Proportion of Stock Present Value	81.92%	81.42%	80.50%	80.90%	80.09%	80.14%	80.01%
Proportion of Exercise Price PV	-32.79%	-34.02%	-38.19%	-35.48%	-37.40%	-37.47%	-38.17%
Call Option Value	$0.03	$0.03	$0.02	$0.03	$0.02	$0.03	$0.03

PUT OPTION VALUE

Proportion of Stock Present Value	-18.08%	-18.58%	-19.50%	-19.10%	-19.91%	-19.86%	-19.99%
Proportion of Exercise Price PV	67.21%	65.98%	61.81%	64.52%	62.60%	62.53%	61.83%
Put Option Value	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

Number of shares	13,888,889	13,888,889	17,857,143	12,755,102	12,195,122	7,954,545	8,928,571
Ascribed value per share	$0.03	$0.03	$0.02	$0.03	$0.02	$0.03	$0.03
Total compensation cost	$362,709	$353,633	$330,571	$343,418	$262,619	$230,047	$227,477

P&L (Mark to Market)		$(9,076)	$(23,063)	$12,848	$-	$-	$(2,571)
		difference	difference	difference	difference	difference	difference

Equity (Conversions)					$80,799	$32,571	$-

BSI2000, Inc.
Supplemental Response to Comment No. 3
BLACK-SCHOLES OPTION VALUATION MODEL
FOR USE WITH FAS 123
	As of:	As of:	As of:	As of:	As of:	As of:	As of:
INPUT VARIABLES	10/07/2004	12/31/2004	03/21/2005	03/31/2005	04/14/2005	06/29/2008	06/30/2005

Stock Price	$0.062	$0.045	$0.035	$0.035	$0.039	$0.042	$0.049
Exercise Price	$0.050	$0.036	$0.028	$0.028	$0.031	$0.034	$0.039
Term	3.00	2.83	2.58	2.58	2.58	2.58	2.33
Volatility	82.80%	77.56%	72.18%	72.18%	72.18%	81.60%	81.60%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.010%	3.250%	3.930%	3.960%	3.760%	3.690%	3.670%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.06	0.05	0.04	0.04	0.04	0.04	0.05
Present Value of Exercise Price	0.05	0.03	0.03	0.03	0.03	0.03	0.04
Cumulative Volatility	143.42%	130.55%	115.94%	116.01%	116.01%	131.15%	124.65%

CALL OPTION VALUE

Proportion of Stock Present Value	82.51%	81.42%	80.48%	80.50%	80.38%	81.54%	80.79%
Proportion of Exercise Price PV	-30.89%	-34.02%	-38.19%	-38.19%	-38.03%	-33.96%	-35.34%
Call Option Value	$0.04	$0.03	$0.02	$0.02	$0.02	$0.02	$0.03

PUT OPTION VALUE

Proportion of Stock Present Value	-17.49%	-18.58%	-19.52%	-19.50%	-19.62%	-18.46%	-19.21%
Proportion of Exercise Price PV	69.11%	65.98%	61.81%	61.81%	61.97%	66.04%	64.66%
Put Option Value	$0.02	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

Number of shares	10,080,645	13,888,889	16,071,429	16,071,429	11,217,949	7,440,476	6,377,551
Ascribed value per share	$0.04	$0.03	$0.02	$0.02	$0.02	$0.02	$0.03
Total fair value	$374,512	$353,633	$297,262	$297,513	$230,787	$177,565	$171,317

Pre-conversion FV		$353,633	330,292	$297,262	296,726	284,105	$171,317
Post Conversion FV		$353,633	$297,262	$297,513	$230,787	$177,565	$171,317

P&L (Mark to market)		$(20,878)	$-	$251	$-	$-	$(6,249)
		difference	difference	difference	difference	difference	difference
Equity (Conversions)		$-	$56,371	$-	$66,727	$53,221	$171,317 **

**Note converted in total at 9-30-05. Therefore all equity.

BSI2000, Inc.
Supplemental Response to Comment No. 3
BLACK-SCHOLES OPTION VALUATION MODEL
FOR USE WITH FAS 123
	As of:	As of:	As of:
INPUT VARIABLES	06/18/2005	06/30/2005	09/30/2005

Stock Price	$0.0270	$0.049	$0.049
Exercise Price	$0.0216	$0.039	$0.039
Term	3.00	3.00	1.75
Volatility	81.60%	81.60%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.750%	3.880%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.03	0.05	0.05
Present Value of Exercise Price	0.02	0.03	0.04
Cumulative Volatility	141.34%	141.34%	104.85%

CALL OPTION VALUE

Proportion of Stock Present Value	82.73%	82.80%	78.99%
Proportion of Exercise Price PV	-31.92%	-32.02%	-40.42%
Call Option Value	$0.02	$0.03	$0.02

PUT OPTION VALUE

Proportion of Stock Present Value	-17.27%	-17.20%	-21.01%
Proportion of Exercise Price PV	68.08%	67.98%	59.58%
Put Option Value	$0.01	$0.02	$0.01

Number of shares	5,787,037	3,188,776	3,188,776
Ascribed value per share	$0.02	$0.03	$0.02
Total compensation cost	$93,569	$93,706	$76,423

P&L (Mark to market)		$138	$(17,283)
		difference	difference

BSI2000, Inc.
Supplemental Response to Comment No. 3
BLACK-SCHOLES OPTION VALUATION MODEL
FOR USE WITH FAS 123
	As of:	As of:
INPUT VARIABLES	07/15/2005	09/30/2005

Stock Price	$0.0380	$0.049
Exercise Price	$0.0304	$0.039
Term	2.00	1.75
Volatility	81.60%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	3.920%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.04	0.05
Present Value of Exercise Price	0.03	0.04
Cumulative Volatility	115.40%	104.85%

CALL OPTION VALUE

Proportion of Stock Present Value	79.89%	78.99%
Proportion of Exercise Price PV	-37.59%	-40.42%
Call Option Value	$0.02	$0.02

PUT OPTION VALUE

Proportion of Stock Present Value	-20.11%	-21.01%
Proportion of Exercise Price PV	62.41%	59.58%
Put Option Value	$0.01	$0.01

Number of shares	4,111,842	3,188,776
Ascribed value per share	$0.02	$0.02
Total compensation cost	$81,352	$76,423

P&L (Mark to market)		$(4,929)
		difference

BSI2000, Inc.
Supplemental Response to Comment No. 3
BLACK-SCHOLES OPTION VALUATION MODEL
FOR USE WITH FAS 123
	As of:	As of:
INPUT VARIABLES	08/05/2005	09/30/2005

Stock Price	$0.0750	$0.049
Exercise Price	$0.0600	$0.039
Term	2.00	1.83
Volatility	79.26%	79.26%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Discount Rate = Bond Equivalent Yield	4.160%	4.180%

INTERMEDIATE CALCULATIONS

Present Value of Stock Ex-dividend	0.08	0.05
Present Value of Exercise Price	0.06	0.04
Cumulative Volatility	112.09%	107.22%

CALL OPTION VALUE

Proportion of Stock Present Value	79.76%	79.24%
Proportion of Exercise Price PV	-38.67%	-39.84%
Call Option Value	$0.04	$0.02

PUT OPTION VALUE

Proportion of Stock Present Value	-20.24%	-20.76%
Proportion of Exercise Price PV	61.33%	60.16%
Put Option Value	$0.02	$0.01

Number of shares	16,666,667	25,510,204
Ascribed value per share	$0.04	$0.02
Total compensation cost	$640,831	$621,127

P&L (Mark to market)		$(19,704)
		difference

EXHIBIT B
BSI2000, Inc.
Supplemental Response to Comment No. 4

	At $.05	At $.04	At $.03	At $.02	At $.01

Conversion price	$0.04	$0.03	$0.02	$0.02	$0.0080

Outstanding debt	1,850,000	1,850,000	1,850,000	1,850,000	1,850,000

Shares needed to convert	46,250,000	57,812,500	77,083,333	115,625,000	231,250,000

Shares outstanding	123,479,677	123,479,677	123,479,677	123,479,677	123,479,677

	169,729,677	181,292,177	200,563,010	239,104,677	354,729,677

Total options & warrants	47,710,000	47,710,000	47,710,000	47,710,000	47,710,000

	217,439,677	229,002,177	248,273,010	286,814,677	402,439,677

Total authorized	400,000,000	400,000,000	400,000,000	400,000,000	400,000,000

Excess	(182,560,323)	(170,997,823)	(151,726,990)	(113,185,323)	2,439,677